FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

Banco Santander, S.A.

Item

1	Significant Information Notice dated November 15, 2011	1

15 November 2011
SIGNIFICANT INFORMATION NOTICE
Banco Santander, S.A. (Santander) today announces its invitation to holders of the existing securities identified in the below table (the Existing Securities), to offer the exchange of those Existing Securities for new securities to be issued (the New Securities) (the Offer).
Regarding the issue of the Existing Securities described in section 9 of the below table (the 2019 Notes Issuance subject to Consent) the exchange requires the amendment of the terms and conditions of such issuance. In accordance with the foregoing, Santander also announces that it will convene a meeting of the Syndicate of Bondholders of the 2019 Notes Issuance subject to Consent in order to obtain the consent from the relevant bondholders to modify the terms and conditions of such issue to authorise the exchange. The calling of such meeting will be carried out in accordance with the regulations of the Syndicate of Bondholders of the 2019 Notes Issuance subject to Consent and the applicable legislation.
The Existing Securities are subordinated debt instruments listed on the Luxembourg Stock Exchange for 9 different series issued by Santander Issuances, S.A.U.
The New Securities will be issued as non-subordinated denominated debt instruments in Pounds Sterling and Euros and traded on the Luxembourg Stock Exchange with maturity December 2015.
The amount of the relevant series of New Securities which each bondholder (if the Exchange Offer is accepted) will receive on the settlement date, will be calculated using the relevant Exchange Ratio (as indicated in the below table) to the principal amount of the New Securities so received, which will be subject to a minimum offer amount of €100,000 or £100,000, as the case may be.

			Exchange
Series No.	Name of Existing Security[1]	ISIN	Ratio (%)

1.	Santander Issuances, S.A. Unipersonal €1,500,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0291652203	90.50

2.	Santander Issuances, S.A. Unipersonal €550,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0261717416	90.00

3.	Santander Issuances, S.A. Unipersonal €1,500,000,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2017	XS0327533617	90.00

4.	Santander Issuances, S.A. Unipersonal £300,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0284633327	88.00

5.	Santander Issuances, S.A. Unipersonal €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0255291626	88.00

6.	Santander Issuances, S.A. Unipersonal €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0301810262	87.00

7.	Santander Issuances, S.A. Unipersonal €449,250,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019	XS0440402393	99.50

8.	Santander Issuances, S.A. Unipersonal £843,350,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019	XS0440403797	94.00

9.	Santander Issuances, S.A. Unipersonal Series 1 €500,000,000 Guaranteed Fixed to Floating Rate Subordinated Instruments due 2019	XS0201169439	87.00

[1]
All references to an amount in euro or in pounds sterling in this column are to the original nominal amount of the Existing Securities. Such nominal amount may have been reduced by prepayments in accordance with the terms of such Existing Securities.

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Banco Santander will obtain the funds to comply with its payment obligations derived from the Offer from its ordinary available liquidity.
Banco Santander reserves the right to amend the terms and conditions of the Offer as well as extend, reopen or terminate the Offer.
The holders of the Existing Securities may submit to or solicit from their corresponding intermediaries or clearing systems participants to submit to the relevant clearing system, their exchange offer instructions to Lucid Issuer Services Limited (which has been appointed as exchange agent on 15 November 2011), until 17:00 h (Madrid time) on 23 November 2011 regarding the Offer. Such instructions shall be irrevocable unless in the event that Banco Santander amends the terms and conditions of the Offer in terms less favourable to the existing holders.
Santander shall announce if it has decided to accept the exchange offers validly submitted, in all or in part on 24 November 2011 with respect to the Offer except in relation to the 2019 Notes Issuance subject to Consent, in which respect results shall be announced as soon as possible after the syndicate of bondholders (in first or second meeting, as the case may be). If accepted, Santander will announce at the same time, respectively (i) the final total nominal amount of Existing Securities accepted for exchange; and the (ii) New Securities to be issued. It is expected that the settlement date of the exchange offers is 1 December 2011, except for the 2019 Notes Issuance subject to Consent which is expected to take place on 23 December 2011 or 30 January 2012.
The rationale for the Exchange offer is to effectively manage the Group’s outstanding liabilities, taking into consideration prevailing market conditions.
Any decision by Santander Group as to the exercise of early redemption calls of hybrid capital instruments, will be adopted based on, the economic impact of such early redemption, regulatory requirements and prevailing market conditions. Santander Group will apply this approach consistently to both newly-issued and currently outstanding hybrid capital instruments.
Boadilla del Monte (Madrid), 15 November 2011

The New Securities offered have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 16, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President

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